Press Release

CHINAEDU ANNOUNCES RESIGNATION OF CFO LILY LIU AND
APPOINTMENT OF MR MIN YANG AS ACTING CFO

BEIJING, CHINA – November 18, 2010 – ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the “Company"), a leader in online educational services in China, today announced that Lily Liu has tendered her resignation as Chief Financial Officer of the Company for personal reasons, effective November 30, 2010. The Company’s board of directors has appointed its financial controller, Mr. Min Yang, as VP of Finance and Acting Chief Financial Officer, until a permanent appointment is made.

“Lily Liu has made significant contributions in improving the Company’s financial functions. On behalf of the board of directors, we would like to thank Lily for her contributions to the Company and wish her all the best in her future endeavors.” said Ms. Julia Huang, chairman and CEO of the Company.

Mr. Yang joined the Company as the corporate financial controller in May 2010. Prior to joining ChinaEdu, Mr. Yang was a senior financial officer at TELUS Communications in Canada, and prior to that, held various senior financial management positions, including the finance director at LinkAir Communications and the financial controller at SOHU.com where he was extensively involved in preparing the company for its IPO in 2000.  Mr. Yang has over twenty years experience in financial reporting, financial management and corporate finance.  In addition to being a Certified Public Accountant (CPA) in the U.S., he is also a Certified Management Accountant (CMA) in Canada. Mr. Yang holds a bachelor's degree in accounting from Dongbei University of Finance and Economics in China.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 18 universities through our nationwide learning center network.

Company Contacts:
Mr. Min Yang ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1012 E-mail: ir@chinaedu.net